SUSAN G. SCHANDEL Senior Vice President Chief Financial Officer & Treasurer			Direct Phone: (386) 947-6769 Fax: (386) 947- 6537
July 21, 2006
Via EDGAR transmission Division of Corporate Finance United States Securities and Exchange Commission Washington, D.C. 20549
Re:		Comment Letter dated April 27, 2006 International Speedway Corporation Form 10-K for the Year Ended November 30, 2005 File No. O-2384
Commissioners and Staff:

We have received and reviewed the referenced comment letter. We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
Our responses to the staff's comments and requests for supplemental information are contained below.
In the following responses, except where indicated otherwise, the terms "we," "our," "Company," and "ISC" shall mean International Speedway Corporation and its consolidated subsidiaries.
Responses to Comments and Requests for Supplemental Information.

In your comment concerning Notes 3 and 6 from our consolidated financial statements and our earlier response to comment no. 2 in your letter dated March 9, 2006, and as additionally clarified during our July 10, 2006, phone conference on this matter, you asked us to tell you (supplementally):
	1.	How we determined that the ongoing relationship with NASCAR (evidenced contractually by event sanction agreements) is an indefinite-lived asset;
	2.	To provide you with the accounting literature that supports our accounting treatment; and
	3.	If the "on-going relationship with NASCAR" is actually goodwill, to revise future filings for clarity.

Intangible Asset vs. Goodwill

For the valuation of our recent acquisition of Martinsville Speedway we employed the services of a qualified independent appraisal firm.  Consistent with this firm's conclusions reached in our adoption of SFAS 141 and 142 and consistent with the market values of other motorsports entertainment complex sales transactions, the cash flows attributable to the assumption that the entity will be able to continue NASCAR  sanctioning agreements into the foreseeable future drive a significant portion of the value.

Included in appendix A of SFAS 141 are examples of intangible assets that normally meet the criteria to be recognized apart from goodwill which includes contract-based intangible assets such as licensing agreements, supplier-based contracts and operating rights. Consistent with these agreements listed in SFAS 141, the sanction agreements are deemed to be contract-based intangible assets which meet the contractual-legal criterion and qualify as intangible assets apart from goodwill.

We have thus concluded, consistent with the conclusions of the independent appraisal firm and our independent auditor, that these intangible assets are appropriately recorded apart from goodwill as determined in accordance with SFAS 141.

Accordingly, we recorded $148.0 million of the total $194.8 million purchase price of Martinsville Speedway as a sanction agreement indefinite-lived intangible asset.

Based on the above facts and circumstances as applied under SFAS 141, we do not believe the sanction agreement intangible asset is goodwill.

.

Indefinite-Lived Asset

In our March 31, 2006, response to staff comments we stated that ISC has maintained continuity in sanction agreements over its 40 plus year history with no material attrition. As with all facility operators/promoters of NASCAR motorsports events, a strong working relationship with NASCAR is extremely important in maintaining ongoing continuity in sanctioning agreements with NASCAR and the opportunity to earn the related cash flows directly attributable to the events conducted pursuant to such agreements, which contribute significantly to the value of the motorsports entertainment facilities.

The subject sanction agreements between the sanctioning body (such as NASCAR) and the facility operator/promoter (such as ISC and others mentioned below) provide the facility operator/promoter the right to promote (as more fully described below)   an event sanctioned and officiated by the sanctioning body at the operator's motorsports entertainment facility.  The sanctioning body delivers the show, including on track competitors, officiating of the competition, scoring of the competition and the brand which embodies the stature of the particular motorsports event series.  By entering into the sanctioning agreement, the promoter secures the opportunity to earn a portion of the television broadcast rights fee from the sanctioned event, sell tickets to the sanctioned event at its facility, sell marketing partnerships associated with the sanctioned event at the facility and profit from the food, beverage and merchandise sales at the sanctioned event. Without the sanction agreement there would be no event at the operator's/promoter's motorsports entertainment facility and therefore no opportunity to earn the event revenues. The assumption that the sanction agreements will continue for the foreseeable future is built into ISC management's internal long-term cash flow projections and is reflected in the market value of ISC's publicly traded stock.  The material terms of, and accounting treatment for, these sanction agreements are fully disclosed in our filings and related disclosures, and the market takes into consideration this treatment in valuing ISC's publicly traded stock.

Other major motorsports entertainment facility operators/promoters which have sanction agreements with NASCAR include publicly traded Speedway Motorsports, Inc. and Dover Motorsports, Inc. as well as the privately held Indianapolis Motor Speedway, New Hampshire International Speedway and Pocono Raceway.  These facility operators/promoters have also demonstrated the ability to continue NASCAR sanction agreements over an extended period of time without interruption.  It is important to note that unlike ISC these facility operators/promoters do not have a related party relationship with NASCAR and/or the France Family, as discussed in our previous response letter. Yet, they have experienced the same ability to continue NASCAR sanctioning agreements year after year without interruption for an extended period and their market values also reflect the expectation of being able to continue such sanctioning agreement into the foreseeable future assuming they continue to maintain adequate facilities and event execution.  It is our belief that if the management and ownership of NASCAR was not controlled by the France Family (or any other related party) ISC would enjoy the same working relationship with NASCAR, the sanctioning body, as it does now and as is experienced by its industry peers as described above.

Again, the valuations of these entities, as evidenced by the share prices of the publicly traded entities and historical sales prices of motorsports entertainment complexes which have existing NASCAR sanction agreements, reflect the assumption that these sanctioning agreements and the cash flows associated with the sanctioned event will continue for the foreseeable future.  Without the cash flows associated with the NASCAR sanction agreements these valuations would be drastically reduced.

Based on ISC's and other major motorsports entertainment facility operators' ongoing experience of continuing NASCAR sanction agreements over extended periods and the value attributable to the cash flows from the events associated with NASCAR sanction agreements, we believe the treatment of the sanction agreement intangible assets as indefinite-lived is appropriate.

	Accounting Literature Support As discussed in our March 31, 2006, response to staff comments, concerning the determination of the indefinite-lived asset we state:

Per paragraph 11 of SFAS 142, "the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity."

Included in appendix A of SFAS 142 is an example of an acquired broadcast license that meets the recognition criteria in paragraph 39 of SFAS 141 because it meets the contractual - legal criterion even though it is for a specified period of time. In this example the license may be renewed indefinitely at little cost. The company had a history of renewing the license and the cash flows associated with the license were expected to continue for the foreseeable future. Per the example, "The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely. Therefore the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraph 17 of SFAS 142."

In appendix B of SFAS 142 paragraph B45, "the Board agreed that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon – that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity."

The Board concluded in paragraph B45, "if an entity performs an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset (such as those in paragraph 11 of SFAS 142) and finds that there is no limit on the useful life of an intangible asset, the asset should be deemed to have an indefinite useful life."

As discussed above, ISC believes that the NASCAR sanction agreements are contract-based intangible assets analogous to the license agreements as detailed in SFAS 142 and noted above and have an indefinite useful life because the cash flows are expected to continue indefinitely.

Updated Disclosure

We will revise our disclosures in our audited consolidated financial statements and Form 10-K to describe more clearly the sanction agreement indefinite-lived intangible assets as follows:

Critical Accounting Policies and Estimates:

		Business Combinations. All business combinations are accounted for under the purchase method. Whether net assets or common stock is acquired, fair values are determined and assigned to the purchased assets and assumed liabilities of the acquired entity. The excess of the cost of the acquisition over fair value of the net assets acquired (including recognized intangibles) is recorded as goodwill. Business combinations involving existing motorsports entertainment facilities commonly result in a significant portion of the purchase price being allocated to the fair value of the contract-based intangible asset associated with long-term relationships manifest in the sanction agreements with sanctioning bodies, such as NASCAR, Grand American Road Racing Association ("Grand American") and/or Indy Racing League ("IRL"). The continuity of sanction agreements with these bodies has historically enabled the facility operator to host motorsports events year after year. While individual sanction agreements may be of terms as short as one year, a significant portion of the purchase price in excess of the fair value of acquired tangible assets is commonly paid to acquire anticipated future cash flows from events promoted pursuant to these agreements which are expected to continue for the foreseeable future and therefore, in accordance with SFAS 141, are recorded as indefinite-lived intangible assets recognized apart from goodwill

NOTE 3 - Acquisition of Businesses

The purchase price for the Martinsville acquisition was allocated to the assets acquired and liabilities assumed based upon their fair market values at the acquisition date, as determined by an independent appraisal. Included in this acquisition were certain intangible assets attributable to the NASCAR sanction agreements in place at the time of acquisition, and goodwill. The Company believes that these sanction agreements and the associated cash flows will continue for the foreseeable future and therefore, in accordance with SFAS 141 and 142, their value has been classified as indefinite-lived intangible assets recognized apart from goodwill. The intangible assets and goodwill are included in the Motorsports Event segment.  All of the goodwill attributable to the acquisition is expected to be deductible for income tax purposes. As this acquisition is not considered significant, pro forma financial information is not presented. The purchase price allocation to the significant assets acquired is as follows (in thousands):

		Property and equipment	$34,278
		NASCAR Sanction Agreements	148,000
		Goodwill	12,614

Conclusion

As noted above, we will revise the referenced disclosures in our future filings. We have attempted to respond fully and completely to your comments and requests for supplemental information. We appreciate your cooperation and assistance in connection with addressing your comments. Should you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Susan G. Schandel
Susan G. Schandel